

Southwestern Energy Company

2350 N. Sam Houston Parkway East
Suite 125
Houston, Texas 77032
(281) 618-4700   Fax: (281) 618-4820

NEWS RELEASE

SOUTHWESTERN ENERGY ANNOUNCES
FIRST QUARTER 2007 RESULTS

Houston, Texas – April 30, 2007...Southwestern Energy Company (NYSE: SWN) today announced financial and operating results for the first quarter of 2007. Highlights include:

- Record oil and gas production of 22.9 Bcfe, up 44% over the first quarter of 2006
- Earnings of $51.0 million, or $0.30 per diluted share
- Net cash provided by operating activities before changes in operating assets and liabilities (a non-GAAP measure reconciled below) of $142.4 million

For the first quarter of 2007, Southwestern reported net income of $51.0 million, or $0.30 per diluted share, compared to $58.4 million, or $0.34 per diluted share for the first quarter of 2006. Net cash provided by operating activities before changes in operating assets and liabilities (non-GAAP; see reconciliation below) was $142.4 million, up from $125.4 million in the first quarter of 2006. Results in the first quarter of 2007 were driven primarily by the positive effect on the company's earnings of a 44% increase in production which was offset by a 15% decline in realized natural gas prices and increased operating costs.

"We're very encouraged by our first quarter results," remarked Harold M. Korell, President and Chief Executive Officer of Southwestern Energy. "We set a new quarterly record for production, as our gross volumes from the Fayetteville Shale play increased to approximately 155 MMcf per day, up from approximately 20 MMcf per day this same time a year ago. With our significant land position and our increasing knowledge and technical skills in drilling and completing these wells, we believe we are well positioned for substantial multi-year growth in our production and reserves."

First Quarter of 2007 Financial Results

E&P Segment - Operating income from the company's E&P segment was $74.3 million for the first quarter of 2007, compared to $80.8 million for the first quarter of 2006. The decrease was primarily due to a 15% decline in realized natural gas prices and increased operating costs and expenses, which more than offset the effects of an increase in production.

Gas and oil production totaled 22.9 Bcfe for the first quarter of 2007, up from 15.9 Bcfe for the first quarter of 2006. The increase in production was due to production growth from the company's Fayetteville Shale play, which produced 8.2 Bcf during the first quarter of 2007 compared to 0.7 Bcf during the same period in 2006. Southwestern has revised its production guidance for the remainder of 2007 as follows:

	1st Quarter Actual	2nd Quarter Estimate	3rd Quarter Estimate	4th Quarter Estimate	Full-Year 2007 Estimate
Original Guidance (Bcfe)	20.0 - 21.0	24.0 - 25.0	29.0 - 30.5	32.0 - 33.5	105.0 - 110.0
Revised Guidance (Bcfe)	22.9	25.0 - 26.0	28.0 - 29.1	31.1 - 32.0	107.0 - 110.0

Southwestern revised its total oil and gas production guidance for 2007 to 107.0 to 110.0 Bcfe, an increase of 48% to 52% over its 2006 production, of which approximately 47.0 to 50.0 Bcf is expected to come from the Fayetteville Shale.

For the first quarter of 2007, Southwestern's average realized gas price was $6.71 per Mcf, including the positive effect of hedges, down 15% from $7.86 per Mcf in the first quarter of 2006. The company's commodity hedging activities increased its average gas price by $0.52 per Mcf during the first quarter of 2007 and increased its average gas price by $0.26 per Mcf during the same period in 2006. Disregarding the impact of commodity price hedges, the company's average price received for its gas production during the first quarter of 2007 was approximately $0.58 per Mcf lower than average NYMEX spot prices, compared to approximately $1.35 per Mcf lower during the first quarter of 2006.

Southwestern's average realized oil price was $55.17 per barrel in the first quarter of 2007 compared to $56.80 per barrel in the first quarter of 2006, including the effect of hedges. The company had no oil hedges in place during the first quarter of 2007. The company's hedging activities decreased its average oil price by $3.83 per barrel in the first quarter of 2006.

Lease operating expenses per unit of production were $0.74 per Mcfe in the first quarter of 2007, compared to $0.53 per Mcfe in the first quarter of 2006. The increase in lease operating expenses per unit of production was primarily a result of increased gathering and compression costs related to the company's operations in the Fayetteville Shale play. The company expects its average per unit lease operating cost to range between $0.82 and $0.87 per Mcfe during 2007.

General and administrative expenses per unit of production were $0.47 per Mcfe in the first quarter of 2007, compared to $0.53 per Mcfe in the first quarter of 2006. The decrease in general and administrative costs per unit of production was primarily due to the effect of increased production volumes. During the first quarter, Southwestern added 97 new employees and expects to hire approximately 75 additional employees during the remainder of the year. Southwestern expects its average general and administrative expense per unit of production to range between $0.41 and $0.46 per Mcfe in 2007.

Taxes other than income taxes per unit of production were $0.27 per Mcfe in the first quarter of 2007, compared to $0.33 per Mcfe in the first quarter of 2006, due primarily to the effects of lower gas and oil prices and the changing mix of production. Assuming average NYMEX prices of $7.00 per Mcf of gas and $60.00 per barrel of oil, the company expects taxes other than income taxes to range between $0.21 to $0.26 per unit of production.

The company's full cost pool amortization rate per unit of production increased to $2.24 per Mcfe in the first quarter of 2007 and is expected to range between $2.20 and $2.40 per

Mcfe for the year. The company's amortization rate can vary due to changes in the level of oil and gas reserves, production rates, costs associated with developing reserves, services costs and changes in the levels of unevaluated costs. The timing and amount of production and reserve additions attributed to the company's Fayetteville Shale play could materially impact the company's per unit costs going forward.

Midstream Services - Operating income for the company's midstream services segment, which is comprised of natural gas marketing and gathering activities, was at approximately breakeven in the first quarter of 2007, compared to operating income of $1.1 million in the first quarter of 2006. The decrease in operating income was due to increased operating costs and expenses for the company's gas gathering activities due in part to timing differences, and a decrease in the margin generated by its gas marketing activities.

Natural Gas Distribution Segment - Operating income for the company's natural gas distribution segment was $9.4 million in the first quarter of 2007, compared to $7.9 million in the first quarter of 2006. The increase in operating income was due primarily to the increase in volumes delivered as weather during the first quarter of 2007 in the utility's service territory was 7% colder than the prior year but still 11% warmer than normal.

E&P Operations Review

Southwestern invested a total of $301.2 million in its E&P program during the first quarter of 2007, compared to $154.9 million in the first quarter of 2006. During the first quarter of 2007, the company participated in drilling 129 wells, 53 of which were producers, 3 were dry and 73 were in progress at March 31, 2007. Of the 73 wells in progress, 50 were in the company's Fayetteville Shale play.

Fayetteville Shale Play - As of April 30, 2007, Southwestern had drilled and completed a total of 263 wells in the Fayetteville Shale play, of which 208 were horizontal. Of the 208 horizontal wells, 181 wells were fracture stimulated using slickwater or crosslinked gel fluids. The wells are located in 33 separate pilot areas in eight counties in Arkansas. The map below identifies the company's current pilot areas. At April 30, 2007, the company was producing gas over an area which encompasses approximately 47% of its net acreage in the play area.



AR
Focus Area
Existing Pilots
Searcy
Stone
Ozark
Scotland Field
Gravel Hill Field
Crawford
Franklin
Johnson
Cleburne
Chattanooga Test
Centerpoint
Griffin Mountain Field
Sharkey
Bull
Ozark
East Cutthroat
Carter #2-35H
(Moorefield)
IP: 1.2 MMcf/d
Cove Creek Field
New Quitman Field
Conway
Faulkner
Sebastian
Logan
0 5 10 15 20
Miles
Ranger Anticline
NGPL
TETCO
MRT

At April 30, 2007, the company's gross production rate from the Fayetteville Shale play area was approximately 155 MMcf per day, including approximately 9 MMcf per day from conventional production in four pilot areas. The company currently has 20 drilling rigs running in its Fayetteville Shale play area, 15 of which are capable of drilling horizontal wells and 5 smaller rigs that are used to drill the vertical section of the wells. Southwestern added a third completion crew during the first quarter which allowed the company to reduce its inventory of wells waiting on completion and the three crews are currently keeping pace with the company's drilling operations. The graph below provides gross production data from the Fayetteville Shale play.



In the first quarter of 2007, the company drilled and completed 68 wells in the Fayetteville Shale. The wells drilled ranged in total vertical depth from approximately 1,900 to 5,500 feet with horizontal sections that averaged approximately 2,100 feet. During the first quarter, the time to drill to total depth averaged 20 days from re-entry to re-entry, compared to a target of approximately 15 days. As a result, the company drilled fewer wells than planned during the first quarter. Average completed well costs during the quarter were $2.6 million, with costs ranging from an average of approximately $2.0 million to $3.3 million per well depending upon the pilot area and depth of the Fayetteville Shale. The company is currently drilling longer laterals in some of its pilot areas, which is expected to increase its drilling days and well costs for these wells.

Based on activity in the first quarter, the company may drill fewer wells than originally planned in 2007, but with longer average lateral lengths. The total number of wells drilled will also depend on other factors including the number of wells operated by others, the company's drilling time performance on individual wells, and total vertical depths related to the areas in which the company is drilling.

The company continues to utilize a mix of completion types across the area including conventional cemented liners and open-hole packers systems, along with combinations of slickwater, crosslinked gel and hybrid frac fluid systems. Production tests during the first quarter have varied from 200 Mcf per day to 3.4 MMcf per day.

In its East Cutthroat pilot area, the company has experienced lower than average well performance. Initial wells were completed with crosslinked gel fracs and further testing with slickwater and longer laterals is planned. This pilot is located within the area where the Moorefield Shale and conventional reservoirs are believed to be prospective. The company plans to drill up to seven test wells in the Moorefield Shale during 2007. Further east of this area, the company has completed average and above average wells at its Bull and Sharkey pilot areas using slickwater systems. The Reaper #1-12H in the Bull pilot area, located in the southeastern part of the company's acreage, tested at 3.3 MMcf per day with a lateral length of 1,950 feet. In the company's Sharkey pilot area located in the eastern end of its acreage, the Wood Lumber #1-10H well was recently completed with an initial potential of 3.0 MMcf per day with a lateral length of 2,800 feet.

Gross daily production data for all of the company's wells that have been fracture-stimulated using slickwater and crosslinked gel fluids through April 22, 2007, are as follows:

Initial Test Rate (AOGC Form 3) (# of wells)	Average Rate at 30 Days (# of wells)	Average Rate at 60 Days (# of wells)	Average Rate at 90 Days (# of wells)
1.4 MMcf per day (164)	1.2 MMcf per day (138)	1.2 MMcf per day (112)	1.0 MMcf per day (97)

The graph below provides normalized average daily production data through April 22, 2007, for the company's horizontal wells using slickwater and crosslinked gel fluids. The "light blue" curve includes all wells, and the "dark blue" curve excludes 11 wells which had significant mechanical issues that are negatively impacting the wells' production performance. The normalized production curves provide a qualitative measure of the company's Fayetteville Shale wells' performance and should not be used to estimate an individual well's estimated ultimate recovery. The 1.3 and 1.5 Bcf typecurves shown on the graph reflect the range of the company's current estimates of the expected performance of an average horizontal well completed in the Fayetteville Shale with either a slickwater or crosslinked gel fracture stimulation and are based on the limited production history currently available.



Notes: Data as of April 22, 2007.

During 2005 and 2006, the company acquired approximately 50 square miles of 3-D seismic data in the Fayetteville Shale play area. Results to date indicate that 3-D seismic data has the potential to optimize well performance, minimize geologic risk, better guide lateral length drilling and help find conventional targets. The company plans to acquire up to 350 additional square miles of 3-D seismic data during 2007.

At April 30, 2007, the company held approximately 896,000 net acres in the Fayetteville Shale play area (703,000 net undeveloped acres, 68,000 net developed acres held by Fayetteville Shale production and approximately 125,000 net acres held by conventional production).

Conventional Arkoma Program - Southwestern participated in drilling 30 wells in its conventional Arkoma Basin drilling program during the first quarter of 2007, including 20 wells at its Ranger Anticline area. Several wells were placed on production during the first quarter at the company's Ranger Anticline and Midway prospect areas, resulting in production of 5.5 Bcf from the company's conventional assets in the Arkoma Basin up from 4.8 Bcf during the same period in 2006.

East Texas - During the first quarter of 2007, Southwestern participated in drilling 17 wells in East Texas, 14 of which were located in its Overton Field in Smith County, Texas. All of these wells were either productive or in progress at March 31, 2007. Production from the company's drilling activities in East Texas decreased to 7.6 Bcfe during the first quarter of 2007 compared to 8.1 Bcfe during the same period in 2006 primarily due to the reduction in the company's drilling activity at the Overton Field.

At March 31, 2007, Southwestern held approximately 77,200 gross acres in its Angelina River Trend area located primarily in Angelina and Nacogdoches Counties, Texas. The company drilled three wells during the quarter at Angelina, all of which were productive.

- MORE -

During 2007, Southwestern plans to drill approximately 39 wells at Overton and approximately 29 wells in the Angelina River Trend area.

<u>Explanation and Reconciliation of Non-GAAP Financial Measures</u>

Net cash provided by operating activities before changes in operating assets and liabilities is presented because of its acceptance as an indicator of an oil and gas exploration and production company's ability to internally fund exploration and development activities and to service or incur additional debt. The company has also included this information because changes in operating assets and liabilities relate to the timing of cash receipts and disbursements which the company may not control and may not relate to the period in which the operating activities occurred. Net cash provided by operating activities before changes in operating assets and liabilities should not be considered in isolation or as a substitute for net cash provided by operating activities prepared in accordance with generally accepted accounting principles. The table below reconciles net cash provided by operating activities before changes in operating assets and liabilities with net cash provided by operating activities as derived from the company's financial information.

	3 Months Ended March 31,	
	2007	2006
	(in thousands)	
Net cash provided by operating activities before changes in operating assets and liabilities	$ 142,403	$ 125,369
Add back (deduct):		
Change in operating assets and liabilities	(13,992)	18,000
Net cash provided by operating activities	$ 128,411	$ 143,369

Southwestern will host a teleconference call on Tuesday, May 1, 2007, at 10:00 a.m. Eastern to discuss the company's first quarter financial and operating results. The toll-free number to call is 800-289-0572 and the reservation number is 8768451. The teleconference can also be heard "live" on the Internet at http://www.swn.com.

Southwestern Energy Company is an integrated natural gas company whose wholly-owned subsidiaries are engaged in oil and gas exploration and production, natural gas gathering and marketing, and natural gas distribution. Additional information on the company can be found on the Internet at http://www.swn.com.

Contacts: **Greg D. Kerley** **Brad D. Sylvester, CFA**
Executive Vice President **Manager, Investor Relations**
and Chief Financial Officer **(281) 618-4897**
(281) 618-4803

All statements, other than historical financial information, may be deemed to be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements that address activities, outcomes and other matters that should or may occur in the future, including, without limitation, statements regarding the financial position, business strategy, production and reserve growth and other plans and objectives for the company's future operations, are forward-looking statements. Although the company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. The company has no obligation and makes no undertaking to publicly update or revise any forward-looking statements. You should not place undue reliance on forward-looking statements. They are subject to known and unknown risks, uncertainties and other factors that may affect the company's operations, markets, products, services and prices and cause its actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In addition to any assumptions and other factors referred to specifically in connection with forward-looking statements, risks, uncertainties and factors that could cause the company's actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the availability of oil field personnel, services, drilling rigs and other equipment, including pressure pumping equipment and crews in the Arkoma Basin; the timing and extent of changes in commodity prices for natural gas and oil; the company's ability to determine the most effective and economic fracture stimulation for the Fayetteville Shale formation; the timing and extent of the company's success in discovering, developing, producing and estimating reserves; the extent to which the Fayetteville Shale play can replicate the results of other productive shale gas plays; the potential for significant variability in reservoir characteristics of the Fayetteville Shale over such a large acreage position; the extent of the company's success in drilling and completing horizontal wells; the company's relative lack of experience owning and operating drilling rigs; the company's ability to fund its planned capital expenditures; future property acquisition or divestiture activities; the effects of weather and regulation on the company's gas distribution segment; increased competition; the impact of federal, state and local government regulation; the financial impact of accounting regulations and critical accounting policies; changing market conditions and prices (including regional basis differentials); the comparative cost of alternative fuels; conditions in capital markets and changes in interest rates; and any other factors listed in the reports we have filed and may file with the Securities and Exchange Commission (SEC). For additional information with respect to certain of these and other factors, see reports filed by the company with the SEC. The company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

OPERATING STATISTICS (Unaudited)

Southwestern Energy Company and Subsidiaries

	Three Months	
Periods Ended March 31	**2007**	2006
Exploration & Production		
Production		
Gas production (MMcf)	**21,886**	14,836
Oil production (MBbls)	**167**	177
Total equivalent production (MMcfe)	**22,891**	15,896
Commodity Prices		
Average gas price per Mcf, including hedges	**$6.71**	$7.86
Average gas price per Mcf, excluding hedges	**$6.19**	$7.60
Average oil price per Bbl, including hedges	**$55.17**	$56.80
Average oil price per Bbl, excluding hedges	**$55.17**	$60.63
Operating Expenses per Mcfe		
Lease operating expenses	**$0.74**	$0.53
General & administrative expenses	**$0.47**	$0.53
Taxes, other than income taxes	**$0.27**	$0.33
Full cost pool amortization	**$2.24**	$1.59
Marketing		
Gas volumes marketed (MMcf)	**27,087**	13,769
Gas Distribution		
Deliveries (Bcf)		
Sales and end-use and off-system transportation	**9.5**	8.4
Number of customers at period end	**152,864**	149,486
Average sales rate per Mcf	**$10.68**	$13.11
Heating weather - degree days	**1,941**	1,787
- percent of normal	**89%**	82%

STATEMENTS OF OPERATIONS (Unaudited)

Southwestern Energy Company and Subsidiaries

	Three Months	
Periods Ended March 31	**2007**	2006
	(in thousands, except share/per share amounts)	
Operating Revenues		
Gas sales	**$ 211,644**	$ 180,798
Gas marketing	**55,317**	30,965
Oil sales	**9,237**	10,035
Gas transportation and other	**8,454**	4,904
	284,652	226,702
Operating Costs and Expenses		
Gas purchases - midstream services	**53,217**	28,427
Gas purchases - gas distribution	**47,981**	45,356
Operating expenses	**20,037**	14,391
General and administrative expenses	**16,748**	14,553
Depreciation, depletion and amortization	**55,785**	28,103
Taxes, other than income taxes	**7,125**	6,068
	200,893	136,898
Operating Income	**83,759**	89,804
Interest Expense		
Interest on long-term debt	**4,125**	2,177
Other interest charges	**381**	326
Interest capitalized	**(3,048)**	(2,358)
	1,458	145
Other Income	**21**	3,176
Income Before Income Taxes and Minority Interest	**82,322**	92,835
Minority Interest in Partnership	**(83)**	(291)
Income Before Income Taxes	**82,239**	92,544
Provision for Income Taxes - Deferred	**31,251**	34,149
Net Income	**$ 50,988**	$ 58,395
Earnings Per Share:		
Basic	**$0.30**	$0.35
Diluted	**$0.30**	$0.34
Weighted Average Common Shares Outstanding:		
Basic	**168,601,357**	166,777,560
Diluted	**172,032,482**	170,946,501

BALANCE SHEETS (Unaudited)

Southwestern Energy Company and Subsidiaries

March 31	**2007**	2006
	(in thousands)	
ASSETS		
Current Assets	**$ 236,589**	$ 377,989
Investments	-	18,025
Property, Plant and Equipment, at cost	**3,364,093**	2,408,954
Less: Accumulated depreciation, depletion and amortization	**1,078,365**	900,376
	2,285,728	1,508,578
Other Assets	**24,481**	27,292
	$ 2,546,798	$ 1,931,884
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities	**$ 321,747**	$ 209,669
Long-Term Debt	**327,400**	100,000
Deferred Income Taxes	**383,509**	298,542
Long-Term Hedging Liability	**16,310**	45,120
Other Liabilities	**42,756**	30,397
Commitments and Contingencies		
Minority Interest in Partnership	**11,118**	11,905
Stockholders' Equity		
Common stock, $.01 par value in 2007, $.10 par value in 2006; authorized 540,000,000 shares in 2007 and 220,000,000 shares in 2006, issued 169,819,348 in 2007 and 168,452,336 in 2006	**1,698**	16,845
Additional paid-in capital	**757,093**	707,521
Retained earnings	**711,845**	556,616
Accumulated other comprehensive income (loss)	**(26,678)**	(42,459)
Common stock in treasury, at cost, 815,859 shares at March 31, 2006	-	(2,272)
	1,443,958	1,236,251
	$ 2,546,798	$ 1,931,884

STATEMENTS OF CASH FLOWS (Unaudited)

Southwestern Energy Company and Subsidiaries

Periods Ended March 31	Three Months		
	2007		2006
	(in thousands)		
Cash Flows From Operating Activities			
Net income	**$ 50,988**	$	58,395
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation, depletion and amortization	**56,114**		28,403
Deferred income taxes	**31,251**		34,149
Unrealized loss on derivatives	**2,474**		4,056
Stock-based compensation expense	**1,493**		1,000
Equity in income of NOARK partnership	**-**		(925)
Minority interest in partnership	**83**		291
Change in operating assets and liabilities	**(13,992)**		18,000
Net cash provided by operating activities	**128,411**		143,369
Cash Flows From Investing Activities			
Capital investments	**(372,664)**		(156,421)
Proceeds from sale of property, plant and equipment	**2,459**		65
Other items	**(245)**		169
Net cash used in investing activities	**(370,450)**		(156,187)
Cash Flows From Financing Activities			
Payments on revolving long-term debt	**(150,800)**		-
Borrowings under revolving long-term debt	**341,600**		-
Debt issuance costs	**(1,278)**		-
Excess tax benefit for stock-based compensation	**11,457**		2,562
Change in bank drafts outstanding	**(3,901)**		(2,235)
Proceeds from exercise of common stock options	**2,922**		1,149
Net cash provided by financing activities	**200,000**		1,476
Decrease in cash and cash equivalents	**(42,039)**		(11,342)
Cash and cash equivalents at beginning of year	**42,927**		223,705
Cash and cash equivalents at end of period	**$ 888**	$	212,363

SEGMENT INFORMATION (Unaudited)

Southwestern Energy Company and Subsidiaries

	Exploration & Production	Midstream Services	Natural Gas Distribution & Other	Eliminations	Total
			(in thousands)		
Quarter Ending March 31, 2007					
Revenues	$ 161,261	$ 178,589	$ 77,106	$ (132,304)	$ 284,652
Gas purchases	**-**	171,679	54,217	(124,698)	101,198
Operating expenses	16,980	3,996	6,522	(7,461)	20,037
General & administrative expenses	10,781	1,670	4,442	(145)	16,748
Depreciation, depletion & amortization	53,074	1,042	1,669	-	55,785
Taxes, other than income taxes	6,116	191	818	-	7,125
Operating Income	$ 74,310	$ 11	$ 9,438	$ -	$ 83,759
Capital Investments [1]	$ 301,198	$ 21,620	$ 4,435	$ -	$ 327,253
Quarter Ending March 31, 2006					
Revenues	$ 129,165	$ 108,674	$ 78,447	$ (89,584)	$ 226,702
Gas purchases	-	105,533	56,505	(88,255)	73,783
Operating expenses	8,435	744	6,392	(1,180)	14,391
General & administrative expenses	8,495	999	5,208	(149)	14,553
Depreciation, depletion & amortization	26,247	233	1,623	-	28,103
Taxes, other than income taxes	5,209	95	764	-	6,068
Operating Income	$ 80,779	$ 1,070	$ 7,955	$ -	$ 89,804
Capital Investments [1]	$ 154,907 [2]	$ 4,769	$ 6,869	$ -	$ 166,545

(1) Capital investments include a reduction of $46.3 million and an increase of $9.6 million for the three-month periods ended March 31, 2007 and 2006, respectively, relating to the change in accrued expenditures between periods.

(2) Exploration and production capital investments include $23.1 million for the three-month period ended March 31, 2006 for the investment in drilling rigs sold and leased back in December 2006.